Exhibit 99.1
ArcelorMittal announces the commencement of a new share buyback program over the period 2025-2030

7 April 2025, 08:30 CET

Following the announced completion of its 85 million shares buyback program on 2 April 2025, ArcelorMittal (the ‘Company’) announces the commencement of a new share buyback program (the ‘Program’) with share repurchases to be conducted in tranches that may be announced through May 2030. Repurchases under the first tranche of the Program, which is for up to 10 million shares, will commence immediately, under the authorization given by the annual general meeting of shareholders of 30 April 2024 and subsequently, if applicable, subject to approval at the annual general meeting to be held on 6 May 2025. The actual amount of shares to be repurchased in various tranches pursuant to the Program will depend on the level of post-dividend free cash flow generated over the period (the Company’s defined policy is to return a minimum of 50% of post-dividend annual free cash flow), the continued authorization by shareholders and market conditions.

The shares acquired under the Program are intended:

•Primarily to reduce ArcelorMittal’s share capital;
•To meet ArcelorMittal’s obligations arising from employee share programs;
•To meet ArcelorMittal’s obligations exchangeable into equity securities; and/or
•To meet such other purposes as announced at the time of each tranche.

ENDS

About ArcelorMittal
ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2024 generated revenues of $62.4 billion, produced 57.9 million metric tonnes of crude steel and 42.4 million tonnes of iron ore.
Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).
http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com

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